EXHIBIT 99.1

NEW FOUND REPORTS POSITIVE PHASE 1 METALLURGICAL TEST RESULTS DEMONSTRATING 90% TO 96% GOLD EXTRACTION AT QUEENSWAY

Vancouver, BC, April 3, 2024 - New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to report results from the 2023 Phase I Metallurgical Testing Program conducted on drill core samples collected as part of the exploration program at its 100% owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Highlights:

•	Phase I metallurgical testing commenced in 2023 and focused on three mineralized zones - Keats Main, Golden Joint, and Lotto. A total of 116 Variability Composites were generated from approximately 1,000 metres of drill core with a combined weight of 3,400 kilograms, from which three Master Composites were assembled.

•	Weighted average gold extraction on all 116 Variability Composite samples, broken out by the five cross sections shown in Figures 1-6 below, range from 90% to 96%. Gold extractions were achieved using both gravity separation and conventional carbon-in-leach (CIL) on the gravity tails.

•	Gold extraction across the three zones tested in Phase I demonstrates similar metallurgical characteristics and achieved similar extractions from both gravity and CIL.

•	The Company is currently undertaking a Phase II metallurgical testing program focused on Iceberg and Iceberg East with composites having been selected for shipment to Base Metallurgical Laboratory Ltd. in Kamloops, BC, and testing is set to begin in Q2 2024.

•	Metallurgical test work at Queensway has been designed and supervised by Gary Simmons (MMSA QP Number: 01013QP) as an independent consultant. Mr. Simmons is an internationally recognized metallurgist who previously served as Director of Metallurgy and Technology of Newmont Mining Corporation, where he managed the corporate metallurgical laboratory R&D staff and a number of Process Engineers responsible for global Newmont process development and design engineering.

Mr. Simmons commented, “The Phase I geo-metallurgical characterization and test work program results confirm the high-grade nature of the project and our high gold extraction expectations for Keats Main, Lotto and Golden Joint vein systems. The program further demonstrates that conventional gravity separation and CIL are well-suited recovery methods for gold mineralization at Queensway. Additional flowsheet development work is ongoing to determine if marginal improvements in gold extraction can be achieved.”

Ron Hampton, Chief Development Officer of New Found, stated: “These initial results of the metallurgical testing indicate excellent gold extraction from the mineralization observed at the Keats, Lotto, and Golden Joint. In addition, this test work indicates the suitability of processing utilizing conventional gravity separation and carbon-in-leach (CIL) technology.”

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

Table 1. Weighted Average Gravity Leach Test Results.

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC

MONTE CARLO
LOTTO NORTH
LOTTO
GLENWOOD SHEAR ZONE
APPLETON FAULT ZONE
LOTTO
POWERLINE
DOME
LITTLE
GOLDEN JOINT
GOLDEN JOINT
ROAD
KEATS BASELINE FAULT ZONE
KEATS WEST
ICEBERG EAST
COKES
ICEBERG
KEATS MAIN 4
KEATS
KEATS MAIN 2
KEATS MAIN 1
QWN AFZ PLAN MAP
Deformation Zone
Au Vein
Trans-Canada Highway
Previously Reported Drill Holes
MET Phase 1 Drill Holes
Property Boundary
Metallurgical Section
NEWFOUND GOLD CORP
N
0
250
500m

Figure 1. Plan view of metallurgical sections from Keats Main, Golden Joint and Lotto

New Found Gold Corp.	3	TSX-V: NFG, NYSE-A: NFGC

Figure 2. Cross section of Keats Main - 1 illustrating drill holes selected for metallurgical testing. The black bars shown in the figure represent the metallurgical testing intervals.

New Found Gold Corp.	4	TSX-V: NFG, NYSE-A: NFGC

A
B
NFGC-21-257
NFGC-21-251
NFGC-21-263
NFGC-21-341
NFGC-21-337
NFGC-21-284A
NFGC-21-204
NFGC-21-182
0
-60
-120
-180
-240
-300
-360
APPLETON FAULT ZONE
NFGC-22-616
KEATS MAIN 2 CROSS SECTION MAP
NFGC Collar
Au Grade (g/t)
< 1
≤ 3
≤ 10
> 10
Appleton Fault
Vein
Sampled Interval
N
A
B
NEWFOUND GOLD CORP
0
25
50m

Figure 3. Cross section of Keats Main - 2 illustrating drill holes selected for metallurgical testing. The black bars shown in the figure represent the metallurgical testing intervals.

New Found Gold Corp.	5	TSX-V: NFG, NYSE-A: NFGC

A
B
NFGC-22-689
NFGC-22-722
NFGC-21-231
NFGC-20-57
NFGC-20-26
NFGC-20-54
NFGC-21-78
NFGC-20-30
NFGC-20-75
NFGC-21-79
NFGC-21-86
NFGC-21-132
NFGC-20-33
0
-40
-80
-120
-160
KEATS MAIN 4
CROSS SECTION MAP
NFGC Collar
Au Grade (g/t)
< 1
≤ 3
≤ 10
> 10
Appleton Fault
Vein
Sampled Interval
N
A
B
NEWFOUND
GOLD CORP
0
25
50m

Figure 4. Cross section of Keats Main - 4 illustrating drill holes selected for metallurgical testing. The black bars shown in the figure represent the metallurgical testing intervals.

New Found Gold Corp.	6	TSX-V: NFG, NYSE-A: NFGC

Figure 5. Cross section of Lotto illustrating drill holes selected for metallurgical testing. The black bars shown in the figure represent the metallurgical testing intervals.

New Found Gold Corp.	7	TSX-V: NFG, NYSE-A: NFGC

Figure 6. Cross section of Golden Joint illustrating drill holes selected for metallurgical testing. The black bars shown in the figure represent the metallurgical testing intervals.

Additional Details

Phase I scope of work consisted of chemical and mineralogical analyses, environmental characterization, establishment of comminution parameters, gold extraction methods, reagent consumption, cyanide detoxification, and solid-liquid separation properties for process and tailings streams.

Results, summarized in Table 1, which include all 116 variability composites, indicate that mineralized zones are generally high-grade and contain significant free-milling gold, which is amenable to both gravity and CIL leach extraction. Free gold grains greater than 150 microns in size were observed predominantly in the quartz veins located throughout the zones. Weighted average gold extraction for all targeted mineralized zones ranged from 90% to 96% when reduced to a product size of 75 microns.

New Found Gold Corp.	8	TSX-V: NFG, NYSE-A: NFGC

Comminution test work indicated that the tested material had an average SMC Axb index of approximately 62 and an average Bond Work Index (BWI) of approximately 17.5 kWh/t, which would be considered a medium hard ore for SAG milling and medium hard ore for ball milling.

Laboratory test work was carried out by Base Metallurgical Laboratory Ltd. in Kamloops, British Columbia.

At-The-Market Quarterly Update

The Company is pleased to provide a quarterly update with respect to the Company’s at-the-market equity offering program (the “ATM”) implemented on August 26, 2022, pursuant to an equity distribution agreement (the “Equity Distribution Agreement”) with BMO Nesbitt Burns Inc., Paradigm Capital Inc. (together, the “Canadian Agents”) and BMO Capital Markets Corp. (the “U.S. Agent” and, together with the Canadian Agents, the “Agents”).

From the commencement of the ATM to March 31, 2024, the Company issued an aggregate of 6,614,143 common shares in the capital of the Company (the “ATM Shares”), through the facilities of the TSX Venture Exchange and NYSE American, at an average price per ATM Share of C$5.66. From December 31, 2023, to March 31, 2024, the Company issued 2,561,690 ATM Shares for aggregate gross proceeds of C$11,878,079. Pursuant to the Equity Distribution Agreement, a cash commission of C$279,135 was paid to the Agents in connection with the issuance of the ATM Shares during the last fiscal quarter, resulting in aggregate net proceeds of C$11,598,891.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Receipt of Audit Opinion with Going Concern Qualification

Pursuant to the disclosure requirements of the NYSE American Company Guidelines Sections 401(h) and 610(b), New Found is reporting that its audited financial statements for the fiscal year ended December 31, 2023, included in New Found’s Annual Report on Form 40-F filed with the Securities and Exchange Commission on March 21, 2024, contain an audit opinion from its independent registered public accounting firm that includes an explanatory paragraph related to New Found’s ability to continue as a going concern. This announcement does not represent any change or amendment to the Company's financial statements or to its Annual Report on Form 40-F for the fiscal year ended December 31, 2023.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated April 3, 2024, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $53.6 million as of April 2024.

New Found Gold Corp.	9	TSX-V: NFG, NYSE-A: NFGC

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; the results of the 2023 Phase I metallurgical testing program, the interpretation of such results and management’s expectations based on such results; the current Phase II metallurgical testing program and timing related thereto; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “encouraging”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	10	TSX-V: NFG, NYSE-A: NFGC